[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

09050704

DIVISION OF
TRADING AND MARKETS

Act	Securities Exchange Act of 1934
Section	Section 14
Rule	Rule 14e-5
Public Availability	4/20/09

December 1, 2008

Mr. Peter Douglas
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: MS&Co. OTC Swap Transactions Referencing a Merger Arbitrage Index
File No. TP 09-21

Dear Mr. Douglas:

In your letter dated December 1, 2008, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), you request on behalf of Morgan Stanley & Co. Incorporated and its affiliates and/or separately identifiable departments (collectively "MS&Co.") that the Division will not recommend to the Securities and Exchange Commission ("Commission") enforcement action in connection with MS&Co.'s proposed Hedging Activities relating to its entry into Swap Transactions referencing a merger arbitrage index ("Index"). We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

Rule 14e-5 under the Securities Exchange Act of 1934 ("Exchange Act"), among other things, prohibits any covered person in connection with a tender offer for equity securities from, directly or indirectly, purchasing or arranging to purchase any subject or related securities except as part of the offer, from the time the offer is publicly announced until its expiration. Rule 14e-5 explicitly includes dealer-managers of a tender offer and certain advisors to a tender offer within the rule's definition of covered person. MS&Co offers a full range of banking and securities services, including merger and acquisition advisory services. From time to time, MS&Co. may act as dealer-manager or adviser in connection with a tender offer. While acting as a covered person in connection with a tender offer for an underlying stock, MS&Co. is prohibited from purchasing or arranging to purchase that underlying stock from the announcement of the tender offer until the expiration of the tender offer.

You requested no-action relief from Rule 14e-5 to permit MS&Co. to purchase or arrange to purchase Underlying Stocks or any related securities in connection with an Offer while engaging in Hedging Activities relating to its entry into Swap Transactions referencing the Index.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, the Division will not recommend to the Commission enforcement action under Rule 14e-5, subject to the following conditions:

(1) MS&Co. will maintain and enforce written policies and procedures reasonably designed to prevent the flow of information to or from the persons engaged in the Hedging Activities that might result in a violation of the federal securities laws and regulations with respect to any Underlying Stock (including for these purposes any Related Security);

(2) the Hedging Activities will be effected in the ordinary course of business and not for the purpose of facilitating any Offer;

(3) the Underlying Stocks or "related securities" acquired by MS&Co. as a result of the Hedging Activities will not be tendered in any Offer;

(4) MS&Co. will not directly or indirectly enter into a Swap Transaction with an offeror in an Offer (or any of such offeror's "covered persons") and no Swap Transaction will be entered into with the purpose of facilitating any Offer by the counterparty;

(5) the registration statements and other offer documents relating to any Offer will disclose the possibility of, or the intention to make, purchases of the Underlying Stock or Related Securities outside the Offer;

(6) MS&Co. will provide to the Division, upon request, a daily time-sequenced schedule of all Hedging Activities related to any Underlying Stock or Related Security, on a transaction-by-transaction basis, including:

(a) size, broker (if any), date and time of execution and price of purchase; and

(b) the exchange or other facility through which the purchase occurred;

(7) upon request of the Division, MS&Co. will transmit the information specified in paragraphs 6(a) and 6(b) to the Division at its offices in Washington, D.C. within 30 days of its request;

(8) MS&Co. will retain all documents and other information required to be maintained pursuant to the exemption for at least two years from the date of the termination of the relevant Offer;

(9) representatives of MS&Co. will be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to MS&Co.'s records; and

(10) except as otherwise proposed herein, MS&Co. will comply with Rule 14e-5.

This position concerns enforcement action only and does not represent a legal conclusion with respect to the applicability of statutory or regulatory provisions of the federal securities laws. Moreover, this position is based on the facts you have presented and the representations you have made, and any different facts or conditions may require a different response. In addition, this position is subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with MS&Co. This Division expresses no view with respect to any other questions that the proposed transactions may raise, including but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

Very truly yours,

James A. Brigagliano

James A. Brigagliano
Associate Director

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

PETER DOUGLAS
212 450 4336
PETER.DOUGLAS@DPW.COM

CONFIDENTIAL TREATMENT REQUESTED BY MORGAN STANLEY & CO. INCORPORATED

December 1, 2008

Re: Request for No-Action Relief from Rule 14e-5 under the Securities Exchange Act of 1934

Mr. James A. Brigagliano
Associate Director
Office of Trading Practices and Processing
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Brigagliano:

Morgan Stanley & Co. Incorporated, by its undersigned counsel, hereby requests relief, on behalf of itself, its affiliates and/or separately identifiable departments (collectively "**MS&Co.**"), from Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), in connection with its proposed entry into over-the-counter swap transactions (the "**Swap Transactions**") referencing a merger arbitrage index (the "**Index**") that is maintained by an independent party (the "**Administrator**"). MS&Co. intends to hedge its exposure under the Swap Transactions by engaging in transactions in stocks included in the Index that could potentially implicate Rule 14e-5. MS&Co. is requesting the relief described herein solely with respect to the hedging activities related to the stocks included in the Index.

I. Background

The Administrator, Standard & Poor's, maintains the Index, the S&P Long Only Merger Arbitrage Index. The Index seeks to model a risk arbitrage strategy that exploits commonly observed price changes associated with mergers and is independently administered by the Administrator in accordance with a publicly available index methodology.[1] The Index is comprised of long positions in a maximum of 40 stocks of companies involved in merger and acquisition transactions (the "**Underlying Stocks**") that the Administrator designates using its eligibility criteria. All of the Underlying Stocks included in the Index must be equity securities of companies domiciled and listed in a developed market country as that term is defined by the Administrator. Index components are generally added and/or deleted as merger and acquisition transactions are announced, withdrawn or completed. In addition, the Administrator adjusts the Index for certain corporate actions, such as spin-offs, rights offerings, stock splits, special dividends and cash dividends. The Administrator informs licensees of the Index of changes made to the Index on a daily basis.

The Index is a modified equal-weighted index (*i.e.*, each of the Underlying Stocks is added to the Index at an initial weight of 2.5% but the weight of each Underlying Stock is then allowed to float over time based on market movements). The value of the Index is calculated by a divisor methodology in which the index value is obtained by dividing the current index market value by a divisor which established a base value for the Index. The Index market value is the sum of (i) a cash component and (ii) the sum of the products of the number of shares of the Underlying Stocks multiplied by the respective closing prices of the Underlying Stocks.

The Swap Transactions are intended to offer clients of MS&Co. an investment opportunity providing long or short exposure to the Index, either alone or in combination with other indices or market measures. The Swap Transactions will typically require the client of MS&Co. to pay to MS&Co. on a periodic basis a floating amount and MS&Co. to pay to (or receive from) the client at termination an amount based on any positive (or negative) performance of the Index and, if applicable, such other indices or market measures. The floating amount will be calculated based on prevailing interest rates and the notional amount of the client's exposure.

Although it is not expected to be required pursuant to the terms of the Swap Transactions, MS&Co. intends to hedge its exposure under the Swap Transactions with the goal of remaining market neutral to any changes in the Index value. These hedging activities would consist of, among other things, buying and selling the Underlying Stocks (or securities that are immediately convertible into, exchangeable for, or exercisable for the Underlying Stocks) in the ordinary course of business to offset the exposure to the underlying stocks created by the swap transactions pursuant to bona fide hedging activities; with the

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[1] The index methodology can be found at http://www2.standardandpoors.com/spf/pdf/index/SP_Long_Only_Merger_Arbitrage_Index_Methodology_Web.pdf.

consequence that MS&Co. may have a long or short position in the Underlying Stocks (the "**Hedging Activities**"). MS&Co. intends to adjust the Hedging Activities to reflect any changes in Index composition as such changes occur. Given the substantial number of non-U.S. companies included in the Index, the Hedging Activities may be executed through different brokers and in different markets.

MS&Co. will engage in the Swap Transactions and the Hedging Activities only in the ordinary course of business and not in a manner designed to facilitate any particular business combination transaction.

II. Rule 14e-5

Rule 14e-5 prohibits a person who makes a cash tender offer or exchange offer for any equity security from directly or indirectly purchasing such security or any security which is immediately convertible into, exchangeable for, or exercisable for such security, except as part of the offer from the time it is publicly announced until its expiration. Rule 14e-5 also applies to the dealer-manager for the offer, its affiliates and certain of the bidder's advisers ("covered persons" as defined in Rule 14e-5(c)(3)). MS&Co. offers a full range of banking and securities services, including merger and acquisition advisory services. From time to time, MS&Co. may act as dealer-manager or adviser in connection with a cash tender offer or exchange offer relating to an Underlying Stock (an "**Offer**") and therefore MS&Co. may be a "covered person" with respect to such Offer and the related Underlying Stock.

We respectfully request that the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") grant no-action relief from Rule 14e-5 to permit MS&Co. during such an Offer to engage in transactions in an Underlying Stock or any "related security" (as defined in Rule 14e-5(c)(6)) with respect to such Underlying Stock, so long as such transactions are conducted in the ordinary course of business for purposes of the Hedging Activities and in compliance with the other conditions specified below.

Rule 14e-5(b)(5) permits purchases and arrangements to purchase baskets of securities that contain a "subject security" (as defined in Rule 14e-5(c)(7)), subject to certain conditions, including that the basket contain at least 20 stocks and that the "subject securities" and "related securities" not account for more than 5% of the value of the basket. In the Release adopting Rule 14e-5, the Commission stated that transactions in baskets meeting these terms would provide "little opportunity for a covered person to facilitate an offer or for a security holder to exact a premium from the offeror."[2]

We are requesting relief in relation to the Hedging Activities because of the possibility that the Hedging Activities necessary to reflect a change or changes

[2] Release No. 34-42055 (Oct. 22, 1999).

in the composition of the Index might not be viewed as a purchase of a "basket of securities" under Rule 14e-5(b)(5). For example, if the Administrator deleted the Underlying Stock of one component from the Index because the applicable merger transaction was completed and replaced it with the Underlying Stock of a new component, the most straightforward and economically practical adjustment to the hedge would be to purchase the appropriate number of shares of the Underlying Stock of the new component; however, this hedging transaction in and of itself, if viewed in isolation, might not literally qualify as a purchase of a "basket of securities." Similarly, if the Administrator added the Underlying Stock of a new component to the Index (without deleting a component), the obvious and direct hedge adjustment would also be to purchase the appropriate number of shares of the added component Underlying Stock; however, this too, if viewed in isolation, might also not literally qualify as a purchase of a "basket of securities."

In both situations described above, however, the required hedge adjustment could be structured so as to comply literally with the requirements of Rule 14e-5(b)(5)—by selling all of the "old" Index components and buying all of the "new" Index components—achieving exactly the same ultimate hedge position, but at significantly higher transaction costs and potentially causing very significant and unnecessarily disruptive volatility in the component stocks. Since the end results of these alternative hedging strategies are identical, we believe that the more straight-forward and direct hedging method should be permitted and that the regulatory policy objectives of Rule 14e-5 are not well-served by forcing the use of a "sell 'old'/buy 'new'" hedging strategy which would be market-disruptive and entail worse pricing terms for the client counterparties to the Swap Transactions.

Under certain circumstances there may be other reasons why transactions in Underlying Stocks may not be considered eligible for the basket exception under Rule 14e-5(b)(5). Although historically the number of Underlying Stocks in the Index has not fallen below the threshold of 20 stocks, it is possible that in the future the Index may not meet the 20-stock minimum requirement.[3] In addition, given the nature of the Index, several Underlying Stocks subject to Offers (and any "related securities") could together comprise more than 5% of the value of the Index and thus exceed the threshold specified in Rule 14e-5(b)(5)(iii).

We believe, however, that the Hedging Activities by their nature do not present the opportunity for the type of abuse Rule 14e-5 is designed to prevent. As stated above, MS&Co. anticipates that it will engage in the Hedging Activities to offset the exposure that it would incur in connection with the Swap Transactions. The transactions in any Underlying Stocks will be made for the purpose of maintaining a market "neutral" position—economically indifferent to whether the Underlying Stocks will rise or fall in value. This goal is plainly inconsistent with an intent to exact a premium from the offeror or to bid up the

[3] MS&Co. does not anticipate that the number of Underlying Stocks of the Index will fall below 17 at any time. If the number of Underlying Stocks falls below 17, MS&Co. will consult with the Staff to determine whether the relief sought by this letter remains appropriate.

market price of an Underlying Stock or to facilitate any particular Offer. Moreover, the Staff has previously taken no-action positions to permit similar hedging activities. See *Biotech BOXES* (avail. Mar. 19, 2002) (permitting Morgan Stanley Dean Witter & Co., issuer of debt securities exchangeable for the cash value of a basket of biotech stocks, to engage in hedging activities in relation to the underlying stock of the basket of stocks when acting as dealer-manager of a tender offer for such underlying stock); *Pharmaceutical BOXES* (avail. Nov. 20, 2001) (permitting Morgan Stanley Dean Witter & Co. to engage in similar hedging activities).

All of the Hedging Activities will be conducted in the ordinary course of business by MS&Co. and will not be conducted for the purpose of facilitating any Offer. Given the impracticality of using the Hedging Activities for purposes of facilitating an Offer, application of Rule 14e-5 to prevent the Hedging Activities would further no intended purpose of Rule 14e-5 and would hinder the ability of MS&Co. to enter into the Swap Transactions, harming, in particular, clients of MS&Co. who are looking to obtain notional exposure to the Index, and potentially causing very significant and unnecessarily disruptive volatility in the Underlying Stocks. Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend that the Commission take enforcement action under Exchange Act Rule 14e-5 if MS&Co. engages in the Hedging Activities as described herein, subject to the following conditions:[4]

1. MS&Co. will maintain and enforce written policies and procedures reasonably designed to prevent the flow of information to or from the persons engaged in the Hedging Activities that might result in a violation of the federal securities laws and regulations with respect to any Underlying Stock (including for these purposes any Related Security);

2. the Hedging Activities will be effected in the ordinary course of business and not for the purpose of facilitating any Offer;

3. the Underlying Stocks or "related securities" acquired by MS&Co. as a result of the Hedging Activities will not be tendered in any Offer;

4. MS&Co. will not directly or indirectly enter into a Swap Transaction with an offeror in an Offer (or any of such offeror's "covered persons") and no Swap Transaction will be entered into with the purpose of facilitating any Offer by the counterparty;

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[4] These conditions are similar to those imposed, for example, in *Biotech BOXES* (avail. Mar. 19, 2002).

5. the registration statements and other offer documents relating to any Offer will disclose the possibility of, or the intention to make, purchases of the Underlying Stock or Related Securities outside the Offer;

6. MS&Co. will provide to the Division of Trading and Markets, upon request, a daily time-sequenced schedule of all Hedging Activities related to any Underlying Stock or Related Security, on a transaction-by-transaction basis, including:

(a) size, broker (if any), date and time of execution and price of purchase; and

(b) the exchange or other facility through which the purchase occurred;

7. upon request of the Division of Trading and Markets, MS&Co. will transmit the information specified in paragraphs 6(a) and 6(b) to the Division of Trading and Markets at its offices in Washington, D.C. within 30 days of its request;

8. MS&Co. will retain all documents and other information required to be maintained pursuant to the exemption for at least two years from the date of the termination of the relevant Offer;

9. representatives of MS&Co. will be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division of Trading and Markets relating to MS&Co.'s records; and

10. except as otherwise proposed herein, MS&Co. will comply with Rule 14e-5.

* * * * *

If you determine that you are unable to render the advice that we have requested, we would appreciate the opportunity to discuss our request with the staff prior to the issuance of a written response to this letter. Certain information described above has not yet been made public. Accordingly, pursuant to 17 C.F.R. § 200.81(b), we hereby request confidential treatment of the contents of our communications with the Staff with respect to all issues relating to this letter (the "**Confidential Material**") until a date 120 days after release of your response to us, or such earlier date as the Staff is advised by us that all of the information contained in the Confidential Material has been made public. We are available at your convenience to meet in person or by telephone for this purpose. Please contact the undersigned at (212) 450-4336 or John Butler of this office at (212) 450-4083 if you have any questions.

Very truly yours,

Peter Douglas

Copy to:

Elisha Tuku, Esq.,
Morgan Stanley & Co. Incorporated

File No: 132-02683